Mine Safety Appliances Company

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, PA 15238

412-967-3000

August 18, 2010

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:      Mine Safety Appliances Company

            Form 10-K for the year ended December 31, 2009

            Filed February 26, 2010

            File No. 001-15579

Dear Mr. Jaramillo:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2009 filed on February 26, 2010 (File No. 001-15579), as set forth in your letter dated July 22, 2010.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

Form 10-K for the year ended December 31, 2009

Note 19 – Contingencies, page 58

1.	We note from your response to our prior comment 1 that substantially all of the $91.7 million of insurance receivables at December 31, 2009 related to amounts in litigation and see that you believe you overcame the rebuttable presumption noted in FASB ASC 410-30-35 based primarily on your documentation of the claims, your past history of collection and the conclusion of legal counsel. Please respond to the following:

•	Please tell us when you recognized the related losses in the financial statements and tell us how you accounted for those losses.

Response: We have been named as a defendant in numerous cumulative trauma product liability lawsuits in which plaintiffs alleged to have contracted certain diseases (e.g., silicosis, asbestosis, or coal worker’s pneumoconiosis) as a result of exposure to silica, asbestos and/or coal dust, notwithstanding, or in some cases, due to their alleged use of an MSA product. Generally, losses incurred for these claims include: (1) amounts paid to plaintiffs for settlement of their lawsuits, and (2) attorneys’ fees and trial costs incurred in the defense of those lawsuits.

Accounting Standards Codification (“ASC”) 450-20-25-2 states that an estimated loss from a loss contingency should be accrued by a charge to income when both of the following conditions are met: (a) available information indicates that it is probable that a liability has been incurred at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated. This ASC Subtopic further states that disclosure is required when a reasonable estimate of loss cannot be made.

The insurance receivables of $91.7 million at December 31, 2009 resulted from settlement and defense costs incurred in connection with cumulative trauma product liability claims settled and defended by us since late 2004.

In addition, as of December 31, 2009, we were named as a defendant in approximately 2,500 open lawsuits comprising approximately 11,800 plaintiffs. Substantially all of these lawsuits are also cumulative trauma product liability claims.

We record losses for defense costs associated with these open lawsuits as incurred. For losses related to settlement costs, information available at the outset of a lawsuit, however, is insufficient to determine that a liability is probable. We also cannot reasonably estimate the amount of loss related to settlement costs until much later in a lawsuit.

For any given open lawsuit, this uncertainty is caused by many factors, including but not limited to the following:

•

A cumulative trauma complaint generally will not provide information sufficient to determine that a loss is probable. This determination is fact-specific to each lawsuit, and those facts may not be learned until years after the lawsuit has been commenced.

•

Cumulative trauma litigation is inherently unpredictable and information is often insufficient to determine if the lawsuit will either ultimately develop into an actively litigated case and remain actively litigated. For instance, many lawsuits filed are not actively pursued by plaintiffs at the outset and once-active lawsuits may suddenly become dormant for a variety of reasons.

•

Even when a case is actively litigated, the nature of discovery in cumulative trauma litigation is such that information remains insufficient until later in the lawsuit to determine with any reasonable probability whether the lawsuit will be dismissed or otherwise resolved without us paying any amount for settlement.

•	A cumulative trauma complaint generally will not specify the amount of damages sought, and even if it does, that amount is often not indicative of the ultimate settlement amount.

•

Even once a cumulative trauma settlement is probable, many factors which typically are not known until late in the lawsuit will influence the settlement amount. This makes it difficult to reasonably estimate the amount of loss until the settlement is ultimately reached.

Thus, in our experience, not only is the probability that a lawsuit will develop into a liability unpredictable, but it is also difficult to predict the amount of actual loss because those amounts are highly variable and turn on a case-by-case basis analysis of the relevant facts, which are often not learned until late in a cumulative trauma action.

We, therefore, record settlement losses on cumulative trauma claims not when a lawsuit is filed, but rather, when we learn of information sufficient to determine that it is probable we will incur a liability and when we have information sufficient for us to reasonably estimate the amount of loss. We believe that this accounting treatment is consistent with the probable and reasonably estimable conditions in ASC 450-20-2(a) and (b). As required by ASC 450-20-25-6, if reliable settlement data becomes available after the date of our financial statements but before the financial statements are issued, we record the losses in those financial statements.

If a loss is insured, we currently record a corresponding insurance recovery (credit to the income statement) and an insurance receivable. If the loss is not insured, we do not record an insurance recovery. ASC 450-20-55-1 through 55-8 discuss the recording of loss contingencies with respect to uninsured losses resulting from injury to others. We have a number of commercial liability insurance policies, issued by multiple insurance carriers, which provide coverage for losses occurring prior to April 1, 1986, including losses from cumulative trauma product liability injuries. To date, our exposure related to cumulative trauma product liability cases for non-insured losses, those in which injury occurred solely on or after April 1, 1986, has been small. Aside from these limited cases, our losses from cumulative trauma product liability cases have been for injuries occurring prior to April 1, 1986, which are covered by our insurance policies.

•	Please further clarify for us the nature of the claims that are in dispute.

Response: As indicated above, the claims that are in dispute involve plaintiffs who allege that they are suffering from various respiratory diseases as a result of exposure to silica, asbestos and/or coal dust, notwithstanding, or due to, their alleged use of an MSA product. We design and manufacture respirators which have been used in coal mines and other industrial environments. We also manufactured heat protective clothing which, at one time, contained asbestos. The claims that are in dispute are product liability lawsuits primarily involving these two types of products. The claims that are in dispute do not materially or substantially differ from claims paid by our insurers, including certain of those insurers who have disputed coverage, from the early 1980’s through late 2004 and early 2005. During that period, these claims were paid in full by our insurers.

•

It appears from your response that your insurance carriers stopped paying your defense and settlement costs beginning in late 2004. If so, please clarify how you were able to conclude that collection of the amounts in dispute is probable given the length of time that claims have been in dispute.

Response: Our year-end insurance receivables balances beginning in 2004 were as follows: 2004 - $0.9 million; 2005 - $5.0 million; 2006 - $18.4 million; 2007 - $39.1 million; 2008 - $60.6 million; and 2009 - $91.7 million. These balances were all related to cumulative trauma product liability claims. Our collections on these insurance receivables from 2005 through 2009 totaled $15.8 million, as follows: 2005 - $0.7 million; 2006 - $10.3 million; 2007 - $1.5 million; 2008 - $1.3 million; and 2009 - $2.0 million.

From the early 1980’s through late 2004 or early 2005, certain of our insurance carriers paid in full our product liability claims for cumulative trauma losses under their respective policies and pursuant to contractual agreements they negotiated among themselves, i.e., “cost sharing agreements”. These cost sharing agreements established a framework for the sharing of settlement and defense costs among various of our insurance carriers.

In late 2004 and 2005, certain of our insurance carriers who were participating in the most recent cost sharing agreement could not agree on (i) which of their policies had been exhausted and (ii) how defense costs would be shared. While those insurers attempted to renegotiate an allocation of costs that was acceptable to each, they stopped paying our settlement and defense costs.

As a result of our carriers’ inability to renegotiate a cost sharing agreement, we exercised our rights as a policyholder under applicable law and requested full payment from certain of our insurance carriers for the costs associated with certain cumulative trauma product liability claims. Controlling law for the trigger of coverage for cumulative trauma claims and the selection of insurance carriers is a decision by the Pennsylvania Supreme Court, J.H. France Refractories Co. v. Allstate Insurance Co., 626 A.2d 502 (Pa. 1993). Examining a dispute involving coverage for asbestos- and silica-related injury claims, the Pennsylvania Supreme Court ruled that all stages of the disease process constituted bodily injury sufficient to trigger the insurers’ obligation to indemnify the policyholder, as all phases independently met the policy definition of bodily injury. Specifically, it is the law in Pennsylvania that an insurer is obligated to provide coverage on a cumulative trauma claim if any one of three disease events occurred during the term of its policy: (1) exposure to the injurious substance (e.g., asbestos or silica), (2) progression of the disease pathology, and (3) manifestation/diagnosis of the disease. The Court determined that each insurer which issued a policy during any stage of the injury was liable to the policyholder for payment of the entire claim, not some pro-rata portion. Finally, in the event that a policyholder has more than one insurance policy which covers cumulative trauma product liability claims, J.H. France dictates that the policyholder is free to select the policy or policies under which it is to be indemnified. A copy of this seminal decision is attached as Appendix I for your convenience.

Despite our demands under the controlling law, our insurers did not fulfill their obligations and, consequently, we have been involved in insurance coverage litigation since early 2006.

In 2006, we filed a lawsuit against Century Indemnity Company (“Century”), docketed as Mine Safety Appliances Co. v Century Indemnity Co., et al., Court of Common Pleas, Allegheny County, Pennsylvania, No. G.D. 06-13611.

In 2009, we filed two separate lawsuits against two of our other insurance carriers, Columbia Casualty Company (“CNA”) and The North River Insurance Company (“North River”). The first action was docketed as Mine Safety Appliances Co. v. Columbia Casualty Co., United States District Court for the Western District of Pennsylvania, No. 2:09-cv-00373-JFC. The second action is docketed as Mine Safety Appliances Company v. The North River Insurance Company and Riverstone Claims Management LLC, United States District Court for the Western District of Pennsylvania, No. 2:09-cv-00348-DSC.

Earlier in 2010, North River commenced its own action against us in the Court of Common Pleas in Allegheny County, Pennsylvania docketed as The North River Insurance Company v. Mine Safety Appliances Company, et al., No. G.D. 10-007432.

Generally speaking, in each of these lawsuits, we asserted that our insurers had breached their insurance policies by failing to pay for settlement and defense costs arising from cumulative trauma product liability claims, and in some cases, had engaged in bad faith claims-handling practices.

In addition, on July 26, 2010, we commenced an action against our insurers in the Superior Court of Delaware, New Castle County docketed as Mine Safety Appliances Company v. AIU Insurance Company, et al., C.A. No. N10C-07-241 MMJ. In this action, we seek declaratory and other relief from the majority of our insurance carriers concerning the future rights and obligations of MSA and our insurance carriers under various insurance policies.

We have based our conclusions on the collectability of the insurance receivables on several key considerations:

•

Our understanding of the coverage available under the applicable insurance policies, bolstered by favorable rulings supporting our position, such as one issued in Mine Safety Appliances Co. v Century Indemnity Co., et al., Court of Common Pleas, Allegheny County, Pennsylvania, No. G.D. 06-13611, ruling that we were correct in our understanding of the coverage policy limits available under certain insurance policies.

•	The status of negotiations with specific insurance carriers, which led to the successful settlements with two of our carriers during 2010, as discussed below.

•	Our support for the claims underlying the insurance receivables balance.

•

As further described herein, our past experience in collecting similar claims from certain of our insurance carriers, including some of the same carriers involved in the coverage litigations referenced above.

•	A thorough review of applicable laws and legal precedents, including J.H. France.

•

The conclusion of outside legal counsel stating that there is ample support in our insurance policies and applicable case law for our claims for full reimbursement from our insurance carriers. We have engaged two law firms who specialize in insurance matters to assist us in our insurance recovery efforts and advise us on our rights as a policyholder.

•

The amounts of additional insurance coverage available to us with multiple carriers, which, under J.H. France, we are free to select for coverage and, subject to applicable policy language, are fully liable to us for payment for claims submitted to them.

During 2010, we successfully settled two of the above-listed insurance coverage litigations with Century and CNA. Approximately half of the $91.7 million insurance receivable balance at December 31, 2009 is no longer in dispute, as agreements have been reached for MSA to receive payment for these amounts. No write off was recognized as a result of these settlements. We believe that our success in reaching these settlements corroborates our conclusions regarding the collectability of the insurance receivables.

•

With regards to your history of collection of similar claims, please provide us with the nature of those claims, how they differ, and how they are similar to the claims that have not been paid, and the period over which you collected these claims.

Response: The types of claims comprising our insurance receivables do not materially or substantially differ from claims paid by our insurers in the past, including certain of those insurers who disputed coverage.

From the early 1980’s through late 2004 and early 2005, our insurance carriers paid settlement and/or defense costs associated with many claims on our behalf for similar cumulative trauma product liability losses. During that period, our insurance carriers generally paid these losses in full as they became payable under the terms of their insurance policies and the previously-discussed cost sharing agreements.

•	Please clarify for us why you have recorded certain receivables as short term and others as long term. Tell us when you anticipate collection of each and the basis for your conclusions.

Response: At December 31, 2009, we reported $29.0 million of the insurance receivables balance as short-term and $62.7 million as long-term. We based this classification on our evaluation of the status of our various coverage litigation actions and ongoing negotiations with our insurance carriers. As previously noted, during the second quarter of 2010, we successfully settled insurance coverage litigation with Century and CNA. We adjust the short-term and long-term portions of our insurance receivables balance each quarter based on our evaluation of the status of various negotiations and legal actions with our insurance carriers. At June 30, 2010, our total insurance receivables balance of $73.6 million was reported as long-term.

We will continue to report insurance receivables balances as long-term, unless we believe that the status of ongoing legal actions, negotiations with insurance carriers or other factors indicate that collection is likely within twelve months.

•

With regards to the March 2010 settlement of a legal dispute with one of the insurance carriers, please tell us the nature of that particular legal dispute and how much related to the receivable that was recorded at December 31, 2009.

Response: Our December 31, 2009 insurance receivables balance included loss claims filed with Century and CNA. On May 18, 2010,1 we settled our legal dispute with Century. Also, as disclosed in our Form 10-Q for the quarter ended June 30, 2010, on July 16, 2010, we settled our legal dispute with CNA. The legal dispute with Century related primarily to the amount of insurance available under four policies for which Century was obligated. The legal dispute with CNA related to exhaustion, coverage conditions, and certain policy exclusions.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer

[1]

We note that your most recent letter asks for clarification on a “March 2010” settlement. In our July 15, 2010 response to your letter dated June 14, 2010, we reference a May 2010 settlement of a legal dispute. We believe your inquiry for a “March 2010” settlement, therefore, was instead intended to reference our May 2010 settlement, and so respond accordingly.

Appendix I

626 A.2d 502	Page 1
534 Pa. 29, 626 A.2d 502, 61 USLW 2796
(Cite as: 534 Pa. 29, 626 A.2d 502)

Supreme Court of Pennsylvania.

J.H. FRANCE REFRACTORIES COMPANY and the

Van Brunt Company, Appellants,

v.

ALLSTATE INSURANCE COMPANY, PMA Insurance

Company, St. Paul Insurance Company, U.S. Fire Insurance

Company, Wausau Insurance Company and Rockwood

Insurance Company, Appellees.

ALLSTATE INSURANCE COMPANY, Appellee,

v.

J.H. FRANCE REFRACTORIES COMPANY, Appellant.

Pennsylvania Manufacturers Insurance Company, St. Paul

Fire Insurance Company, U.S. Fire Insurance Company,

Wausau Insurance Company and Rockwood Insurance

Company, Appellees.

Argued April 7, 1992.

Decided May 27, 1993.

Declaratory judgment action was commenced to determine insurance coverage of insurers issuing general comprehensive liability policies with respect to asbestos-related lawsuits against insured. Summary judgment on coverage issue was granted by Court of Common Pleas, Philadelphia County, Civil Division, Nos. 3933 Feb. T. 1981, 1181 and 1146 Jan. T. 1984, Harold Takiff, J. Appeals were taken. The Superior Court, Nos. 01262, 01263, 01271, 01272, 01405, 01406, 01441, 01442, 01541 and 01542 Philadelphia 1986 and 01390 and 01391 Philadelphia 1987, 372 Pa.Super. 575, 539 A.2d 1345, found that trial court lacked jurisdiction. Appeal was taken and allocatur granted. The Supreme Court, Nos. 109-113 E.D. Appeal Docket 1988, 521 Pa. 91, 555 A.2d 797, reversed and remanded. On remand, the Court of Common Pleas designated obligations of insurers and denied attorney fees. On appeal, the Superior Court, 396 Pa.Super. 185, 578 A.2d 468, affirmed in part and reversed in part. Appeals were allowed. The Supreme Court, No. 91 E.D. Appeal Docket 1991,Flaherty, J., held that: (1) all stages of asbestosis disease process was bodily injury which triggered insurers’ obligation to indemnify; (2) each insurer which issued policy during disease process was liable for entire claim; (3) each insurer which issued policy during development of asbestos-related disease was primary insurer; (4) products hazard exclusion in one policy applied; and (5) insurers could select which insurer or insurers which undertake defense.

Reversed in part and affirmed in part.

West Headnotes

[1] Insurance 217 2265

217 Insurance

217XVII Coverage—Liability Insurance

217XVII(A) In General

217k2263 Commencement and Duration of Coverage

217k2265 k. Continuous Acts and Injuries; Trigger. Most Cited Cases

(Formerly 217k178.8)

All stages of asbestosis disease process, between period of initial exposure until recognizable incapacitation caused “bodily injury” sufficient to trigger obligations of comprehensive liability insurers to indemnify manufacturer of asbestos-containing products sued on behalf of decedent who contracted asbestosis through exposure to manufacturer’s products.

[2] Insurance 217 2265

217 Insurance

217XVII Coverage—Liability Insurance

217XVII(A) In General

217k2263 Commencement and Duration of Coverage

217k2265 k. Continuous Acts and Injuries; Trigger. Most Cited Cases

(Formerly 217k512.1(3))

Insurance 217 2285(4)

217 Insurance

217XVII Coverage—Liability Insurance

217XVII(A) In General

217k2279 Amounts Payable

217k2285 Other Insurance

217k2285(3) Proration and Allocation

217k2285(4) k. In General. Most Cited Cases

(Formerly 217k512.1(3))

Each insurer which issued a comprehensive general liability policy to manufacturer of asbestos containing products which was on risk during decedent’s development of asbestosis-related

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626 A.2d 502	Page 2
534 Pa. 29, 626 A.2d 502, 61 USLW 2796
(Cite as: 534 Pa. 29, 626 A.2d 502)

disease was primary insurer and, thus, pro rata apportionment of liability based on amount of time each policy was in effect, including period when manufacturer was self-insured, was error.

[3] Insurance 217 2285(1)

217 Insurance

217XVII Coverage—Liability Insurance

217XVII(A) In General

217k2279 Amounts Payable

217k2285 Other Insurance

217k2285(1) k. In General. Most Cited Cases

(Formerly 217k512.1(1))

Manufacturer of asbestos-containing products, which was insured by several comprehensive general liability policies, could select policy or policies under which it was to be indemnified in suit on behalf of decedent who contracted asbestosis from any policy in effect during period from exposure through manifestation; manufacturer could seek indemnification from any of remaining insurers which were on risk during development of disease after previous coverage is exhausted.

[4] Insurance 217 2278(21)

217 Insurance

217XVII Coverage—Liability Insurance

217XVII(A) In General

217k2273 Risks and Losses

217k2278 Common Exclusions

217k2278(20) Products and Completed Operations Hazards

217k2278(21) k. In General. Most Cited Cases

(Formerly 217k435(1))

Products hazard exclusion in comprehensive liability policy issued to manufacturer of asbestos-containing products excluded coverage for asbestosis contracted by decedent.

[5] Insurance 217 2270(1)

217 Insurance

217XVII Coverage—Liability Insurance

217XVII(A) In General

217k2267 Insurer’s Duty to Indemnify in General

217k2270 Defense Costs, Supplementary

Payments and Related Expenses

217k2270(1) k. In General. Most Cited Cases

(Formerly 217k514.13(2))

Insurance 217 2913

217 Insurance

217XXIII Duty to Defend

217k2912 Determination of Duty

217k2913 k. In General; Standard. Most Cited Cases

(Formerly 217k514.13(2), 217k514.9(1))

Liability insurer’s duty to defend and to pay costs of defense is broader than a duty to indemnify.

[6] Insurance 217 2928

217 Insurance

217XXIII Duty to Defend

217k2925 Fulfillment of Duty and Conduct of Defense

217k2928 k. Right to Control Defense. Most Cited Cases

(Formerly 217k514.15)

Insurers which issued series of comprehensive liability policies to manufacturer of asbestos-containing products were entitled to select insurer or insurers to undertake defense of suit against manufacturer on behalf of decedent who contracted asbestosis.

[7] Insurance 217 2931

217 Insurance

217XXIII Duty to Defend

217k2931 k. Bad Faith. Most Cited Cases

(Formerly 217k602.5)

Insurance 217 3349

217 Insurance

217XXVII Claims and Settlement Practices

217XXVII(C) Settlement Duties; Bad Faith

217k3346 Settlement by Liability Insurer

217k3349 k. Insurer’s Settlement Duties in General. Most Cited Cases

(Formerly 217k602.5)

Refusal of insurers which provided series of comprehensive liability policies to manufacturer of asbestos-containing products to defend and indemnify manufacturer

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626 A.2d 502	Page 3
534 Pa. 29, 626 A.2d 502, 61 USLW 2796
(Cite as: 534 Pa. 29, 626 A.2d 502)

in asbestosis case was not bad faith needed to award manufacturer attorney fees and expenses; several reasonable approaches and possible conclusions to disputed issues were possible and there was no definitive precedent in jurisdiction.

**503*31 Mark D. Turetsky and Lisa D. Stern, Norristown, for appellants.

Robert F. Pugliese, Pittsburgh, for amicus, Westinghouse Elec. Corp.

**504 Donald E. Seymour, Peter J. Kalis, David J. Strasser and Thomas Reiter, Pittsburgh, for amicus, Dresser Industries, Inc. and Westinghouse Elec. Corp.

James J. Restivo, Jr., Douglas E. Cameron, and Kathy L. Cerminara, Pittsburgh, for amicus, Pittsburgh Corning, Corp.

*32 John A. Murphy, Philadelphia, and Dennis M. Flannery, Washington, DC, for amicus, Ins. Co. of North America.

Daniel S. Coval, Jr., David T. Scott and Ralph L. Hose, Ardmore, for St. Paul Ins. Co.

Martin Mullen, Philadelphia, for Employees of Wausau Ins. Co.

John C. Sullivan, Philadelphia, for Allstate Ins. Co.

Allan C. Molotsky, Philadelphia, for Wausau Ins. Co.

Francis T. McDevitt, Philadelphia, for Rockville Ins. Co.

Lee M. Epstein, Philadelphia, for amicus, Keene Corp., Colt Industries and Mid-America Legal Foundation.

Arthur S. Olick, pro hoc vice, New York City, for Keene Corp.

Robert L. Pratter, Philadelphia, for PMA Ins. Co.

Daniel J. Doyle, Deputy Atty. Gen., Harrisburg, Robert N. Saylor and William P. Skinner, Washington, DC, for amicus, Armstrong World Industries, Inc.

Louis C. Long, Pittsburgh, and Robert J. Kelly, New York City, for U.S. Fire Ins. Co.

Before NIX, C.J., and FLAHERTY, McDERMOTT, ZAPPALA, PAPADAKOS and CAPPY, JJ.

OPINION OF THE COURT

FLAHERTY, Justice.

This case was before us in 1989 to determine the jurisdiction of the trial court when it was alleged that all indispensable parties were not joined in the action. Our opinion in that appeal is helpful in understanding the background of the case.

The factual background of the case is that J.H. France Refractories Company (hereinafter J.H. France) and its now wholly-owned subsidiary, the Van Brunt Company, between 1956 and 1972 manufactured and marketed a product containing asbestos. J.H. France also marketed and continues to market products containing silica, which, like asbestos, is *33 claimed to cause physical injury to those who breathe it. On April 19, 1979, Gladys Temple, administratrix of the estate of Charles Temple, filed suit against J.H. France, claiming that her decedent, Charles Temple, suffered from asbestos-related diseases contracted through exposure to J.H. France’s asbestos-containing products from 1948 through 1978.

J.H. France was insured during various time periods relevant to this action by the Pennsylvania Manufacturers Association, St. Paul, Allstate, U.S. Fire, Wausau, and Rockwood Insurance Companies. Upon receipt of this suit, J.H. France presented the Temple claim to Allstate, St. Paul and PMA for defense and indemnity, the insurers who had provided coverage between 1967 and 1979. None of these insurers agreed to defend or indemnify, and J.H. France undertook its own defense. In 1981 J.H. France filed this declaratory judgment action for the purpose of determining the insurers’ duty to defend and indemnify against the Temple claim. Subsequent to the filing of this declaratory judgment action, additional asbestos and silica-related lawsuits were filed against J.H. France. Apparently because these actions were for injuries allegedly sustained during a time period which went beyond 1979 (into the 1980’s), additional insurance companies became involved. In 1984, Allstate filed its own declaratory judgment action, naming PMA, St. Paul, U.S. Fire, Wausau and Rockwood Insurance Companies, as well as fourteen individuals who had filed asbestos or silica-related lawsuits after J.H. France filed its original declaratory judgment action. Still other asbestos or silica-related

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626 A.2d 502	Page 4
534 Pa. 29, 626 A.2d 502, 61 USLW 2796
(Cite as: 534 Pa. 29, 626 A.2d 502)

claims against J.H. France were filed after Allstate’s declaratory judgment actions were consolidated, and the carriers who insured J.H. France during the relevant time periods have taken differing positions with respect **505 to their duty to indemnify and defend. If a defense has been provided, it has been provided subject to reservation of rights.

The issues at trial were whether the various insurance companies were liable for the defense and indemnification of *34 J.H. France for claims based on exposure to its products containing asbestos and silica, and if they were liable, how the liability was to be apportioned among the insurers. The various insurance contracts could be adjudicated in one action because the relevant language was virtually identical in all of the contracts. The trial court … worked out a scheme … in which the various insurers were required to defend and indemnify against asbestos or silica related claims made against J.H. France and determined that the insurers had not acted in bad faith in failing to defend or indemnify at an earlier time.

Multiple appeals were filed in Superior Court challenging the substance of the trial court’s determination, but Superior Court declined to address the merits of the case on the grounds that the lower court did not have jurisdiction because parties who filed claims against J.H. France after the declaratory judgment actions were filed had not been included in the declaratory judgment action.

J.H. France Refractories Co. v. Allstate Insurance Co., 521 Pa. 91, 93-95, 555 A.2d 797, 798-99 (1989). The first appeal resulted in a decision that the declaratory judgment action was proper despite the nonjoinder of parties who filed claims after the initiation of this proceeding, and the case was remanded for the Superior Court to review the substantive aspects of the appeal. Id. The review having been accomplished, we have allowed the appeal of J.H. France which challenges several aspects of the Superior Court’s disposition of the case, 396 Pa.Super. 185, 578 A.2d 468.

Some additional facts are necessary to resolve the detailed issues under review. The six insurers which are parties to this action provided comprehensive liability insurance coverage to J.H. France at all times relevant to this action.FN1 All the *35 policies contained identical language insofar as the relevant clauses are concerned:

FN1. The periods of coverage are as follows:

PMA	July 1, 1967 - July 1, 1976
St. Paul	July 1, 1976 - July 1, 1977
Allstate	July 1, 1977 - July 1, 1979
U.S. Fire	July 1, 1979 - June 3, 1980
Wausau	June 3, 1980 - October 30, 1983
Rockwood	October 30, 1983 - October 30, 1984

[The Insurer] will pay on behalf of the Insured all sums which the Insured shall become legally obligated to pay as damages because of bodily injury … to which this insurance applies, caused by an occurrence, and [the Insurer] shall have the right and duty to defend any suit against the Insured seeking damages on account of such bodily injury….

“Bodily injury” means bodily injury, sickness or disease sustained by any person which occurs during the policy period, including death at any time resulting therefrom….

“Occurrence” means an accident, including continuous or repeated exposure to conditions, which result in bodily injury … neither expected nor intended from the standpoint of the Insured.

Pursuant to the stipulation of all parties, the medical evidence at trial included the testimony of Dr. John E. Craighead, an anatomical and clinical pathologist who is an expert in pneumoconiosis and asbestos-related disease. In summary, he testified that “injury” is a “process which alters structure,” and the term is applicable in reference to a cell, a tissue, an organ, or the entire body. “Disease” means “an injury and a response to that injury.” The presence of asbestos in the lungs stimulates a wide range of reactions, which Dr. Craighead divides into three responses.

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626 A.2d 502	Page 5
534 Pa. 29, 626 A.2d 502, 61 USLW 2796
(Cite as: 534 Pa. 29, 626 A.2d 502)

First, characterized as “direct injury,” asbestos fibers in the respiratory tract interact with the membranes of the cells lining the trachea and cause the release of enzymes and superoxides which either damage or kill individual cells. If sufficient cells are damaged, tissue (an accumulation of cells) is damaged or destroyed. **506 This injury occurs within minutes after asbestos fibers enter the cells.

Second, characterized as “indirect injury,” the presence of asbestos fibers stimulates macrophages to accumulate. Macrophages are scavenger cells which attempt to envelope foreign particles. As microphages attempt to ingest the fibers, *36 there is a release of enzymes which have a damaging effect on tissue. There is also a chemical reaction which scars the injured tissue. The accumulation of scar tissue in the respiratory system prevents the lung from performing its normal oxygen-carbon dioxide gas exchange. The process of macrophage accumulation, tissue scarring, and functional impairment of the lungs begins to occur within a month of exposure.

The third response in the asbestosis process is a change in the form of the cells lining the bronchial tree. The normal lining, designed to move dust particles out of the body, is replaced by cells lacking cilia, resulting in a tendency toward accumulation of asbestos particles.

The asbestosis process continues to progress even after exposure to asbestos ceases. Medical authorities differ on the reasons for this fact. Substantial authority regards this as the nature of the asbestosis pathogenesis. Another view theorizes that disease progression may be attributable to the eventual, and inevitable, decrease in the respiratory function involved in aging, and also to other factors such as cigarette smoking or infection. In either view, the injury process continues after exposure and may culminate in “manifestation,” such severe functional impairment that asbestosis is finally diagnosed, and of course, the disease may be fatal.

Based on the foregoing record, the Superior Court held that liability of each insurer was triggered if any one of the three-exposure, progression, or manifestation-occurred during the term of its policy. The court prorated the obligations of all insurers whose policies were in effect throughout the development of the disease, including J.H. France as a self-insurer during periods when it did not purchase liability insurance. Although the Superior

Court did not explicate this point, it seems implicit in its reasoning that the obligations to defend would be allocated pro rata in the same way as the obligations to indemnify; presumably J.H. France would bear a proportionate share of defense costs for periods when it did not purchase liability insurance. Finally, the Superior Court affirmed the trial court’s ruling that the insurers were not guilty *37 of bad faith in contesting their duty to defend so that J.H. France was not entitled to attorneys fees in this declaratory judgment action.

[1] The first issue is whether the Superior Court was correct in applying the “multiple-trigger” theory of determining liability of the insurers-that is, in deciding that liability results if any one of the following occurred during the time an insurer was on the risk: exposure to asbestos or silica, progression of the pathology, or manifestation of the disease. The Superior Court concluded that the medical evidence of discrete cellular injuries occurring upon exposure to asbestos justifies the conclusion that exposure to asbestos causes immediate “bodily injury” in the terms of the insurance policies, triggering the insurers’ duty to indemnify. With this analysis and conclusion, we agree. In similar fashion, the Superior Court reached the conclusion that the term “bodily injury” also encompasses the progression of the disease throughout and after the period of exposure until, ultimately, the manifestation of recognizable incapacitation constitutes the final “injury,” and that these stages in the pathogenesis of asbestos- and silica-related diseases also trigger the liability of J.H. France’s insurance carriers. We find no error in this analysis and conclusion. The insurance policy language and the evidence of the etiology and pathogenesis of asbestos-related disease compel us to reach this result.

The insurance policies obligate the insurers to “pay on behalf of the Insured all sums which the Insured shall become legally obligated to pay as damages because of bodily injury… to which this insurance applies, caused by an occurrence.” Whether the claimants’ diseases are “bodily injury **507 to which this insurance applies” depends on the definition of bodily injury. The policies define bodily injury as “bodily injury, sickness or disease which occurs during the policy period.” The injuries at issue are caused by an “occurrence,” which the policies define as “an accident, including continuous or repeated exposure to conditions, which result in bodily injury… neither expected nor intended” by the insured. The medical evidence in this case unequivocally establishes that *38 injuries occur during the development of asbestosis immediately upon exposure, and that the injuries continue to occur

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even after exposure ends during the progression of the disease right up until the time that increasing incapacitation results in manifestation as a recognizable disease. If any of these phases of the pathogenesis occurs during the policy period, the insurer is obligated to indemnify J.H. France under the terms of the policy.

Abundant authority supports this result. In the surfeit of litigation spawned by asbestos-related disease, many courts have recognized that mere exposure to asbestos causes injury within the meaning of the same policy language which controls this case. See, e.g., Porter v. American Optical Corp., 641 F.2d 1128 (5th Cir.), cert. denied, 454 U.S. 1109, 102 S.Ct. 686, 70 L.Ed.2d 650 (1981); Insurance Co. of North America v. Forty-Eight Insulations, Inc., 633 F.2d 1212 (6th Cir.1980), clarified, 657 F.2d 814, cert. denied, 454 U.S. 1109, 102 S.Ct. 686, 70 L.Ed.2d 650 (1981). Other courts have recognized that manifestation, likewise, constitutes an injury which triggers the insurers’ obligation to indemnify. See, e.g., Eagle-Picher Industries, Inc. v. Liberty Mutual Insurance Co., 682 F.2d 12 (1st Cir.1982), cert. denied, 460 U.S. 1028, 103 S.Ct. 1280, 75 L.Ed.2d 500 (1983). Rather than selecting one or another of the phases as the exclusive trigger of liability, it seems more accurate to regard all stages of the disease process as bodily injury sufficient to trigger the insurers’ obligation to indemnify, as all phases independently meet the policy definition of bodily injury. This multiple-trigger approach, as well, has been adopted by other courts. See, e.g., Vale Chemical Co. v. Hartford Accident and Indemnity Co., 340 Pa.Super. 510, 490 A.2d 896 (1985), rev’d on other grounds, 512 Pa. 290, 516 A.2d 684 (1986); AC and S, Inc. v. Aetna Casualty and Surety Co., 764 F.2d 968 (3d Cir.1985); Keene Corp. v. Insurance Co. of North America, 667 F.2d 1034 (D.C.Cir.1981), cert. denied, 455 U.S. 1007, 102 S.Ct. 1644, 71 L.Ed.2d 875 (1982). We therefore affirm the Superior Court’s approval of the so-called multiple-trigger theory of liability adopted by the trial court.

*39 [2] Thus, every insurer which was on the risk at any time during the development of a claimant’s asbestos-related disease has an obligation to indemnify J.H. France. The second question is how to allocate the liability of each insurer when, as is commonly the case, more than one insurer was on the risk at one time or another during the development of a claimant’s disease.

As we have intimated above, the Superior Court adopted a scheme whereby the several insurers on the risk during a given claimant’s development of a disease would share the obligation to indemnify on a pro rata basis apportioned upon the amount of time each policy was in effect, including an obligation of J.H. France to act as a self-insurer during periods when it was uninsured. There are several reasons we decline to adopt this approach.

First, and most compelling, is the language of the policies themselves. Each insurer obligated itself to “pay on behalf of the Insured all sums which the Insured shall become legally obligated to pay as damages because of bodily injury to which this insurance applies.” We have already ascertained that any stage of the development of a claimant’s disease constitutes an injury “to which this insurance applies” under each policy in effect during any part of the development of the disease. Under any given policy, the insurer contracted to pay all sums which the insured becomes legally obligated to pay, not merely some pro rata portion thereof. As another court stated,

**508 each policy has a built-in trigger of coverage. Once triggered, each policy covers [the manufacturer’s] liability. There is nothing in the policies that provides for a reduction of the insurer’s liability if an injury occurs only in part during a policy period. As we interpret the policies, they cover [the manufacturer’s] entire liability once they are triggered.

Keene, supra, 667 F.2d at 1048. (Emphasis in original.)

Second, there is no medical evidence in this case to substantiate the assumption that the progression of asbestos-related disease is linear in character. There is, instead, good reason *40 to believe otherwise. See INA v. Forty-Eight Insulations, Inc., supra, 633 F.2d at 1214. To apportion liability among the insurers on a strictly temporal basis in direct proportion to the length of time each insurer was on the risk, however, notwithstanding its surface attractiveness, assumes a linearity of disease progression which this record does not support.

Third, although it is superficially attractive to include J.H. France in the pro rata apportionment of liability for periods during which it was uninsured, to do so is to create a judicial fiction which cannot be supported, viz., that J.H. France was self-insured under a policy the terms of which are ascertainable so that J.H. France may be included among the insurers in apportionment of liability. Faced with the same argument, the United States Court of Appeals for the District of Columbia Circuit stated:

We have no authority upon which to pretend that [the manufacturer] also has a “self-insurance” policy that is triggered for periods in which no other policy was purchased. Even if we had the authority, what would we pretend that the policy provides? What would its limits be? There are no self-insurance policies, and we respectfully submit that the contracts before us do not support judicial creation of such additional insurance policies.

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Keene, supra, 667 F.2d at 1048-49.

Fourth, the definition of an “occurrence” which constitutes a risk against which the insurance was provided leads us to reject the pro rata allocation ordered by the Superior Court. The definition suggests that any insurance policy triggered under the “multiple-trigger” concept with respect to any specific claim is potentially liable for the entire amount of any judgment or settlement of that claim. An “occurrence” includes “continuous or repeated exposure to conditions which result in bodily injury.” The insurers which drafted the definition obviously contemplated the possibility of injury resulting from continuous or repeated exposure to conditions, and specified that the process of exposure was to constitute one occurrence. If prolonged exposure, constituting one occurrence, resulted in injury, and if the injury occurred during *41 the time a given policy was in effect, then the injury is an insurable risk under the terms of that policy. Being defined as one “occurrence,” the entire injury, and all damages resulting therefrom, fall within the indemnification obligation of the insurer. In other words, once the liability of a given insurer is triggered, it is irrelevant that additional exposure or injury occurred at times other than when the insurer was on the risk. The insurer in question must bear potential liability for the entire claim.

[3] In keeping with this analysis, we conclude that each insurer which was on the risk during the development of an asbestosis-related disease is a primary insurer. In order to accord J.H. France the coverage promised by the insurance policies, J.H. France should be free to select the policy or policies under which it is to be indemnified.

This analysis was also used in Keene, supra, to implement the multiple-trigger approach to liability. The court stated:

In any suit against Keene for an asbestos-related disease, it is likely that the coverage of more than one insurer will be triggered. Because each insurer is fully liable, and because Keene cannot collect more than it owes in damages, the issue of dividing insurance obligations arises. The only logical resolution of this issue is for Keene to be able to **509 collect from any insurer whose coverage is triggered, the full amount of indemnity that it is due, subject only to the provisions in the policies that govern the allocation of liability when more than one policy covers an injury. That is the only way that Keene can be assured the security that it purchased with each policy. Our holding each insurer fully liable to Keene is also consistent with other courts’ allocation of liability when more than one insurer covers an indivisible loss.

This does not mean that a single insurer will be saddled with full liability for any injury. When more than one policy applies to a loss, the “other insurance” provisions of *42 each policy provide a scheme by which the insurers’ liability is to be apportioned.

Keene, 667 F.2d at 1050 (citation omitted).

When the policy limits of a given insurer are exhausted, J.H. France is entitled to seek indemnification from any of the remaining insurers which was on the risk during the development of the disease. Any policy in effect during the period from exposure through manifestation must indemnify the insured until its coverage is exhausted. We believe this resolution of the allocation of liability issue to be most consistent with the multiple-trigger theory of liability.

This conclusion does not alter the rules of contribution or the provisions of “other insurance” clauses in the applicable policies. There is no bar against an insurer obtaining a share of indemnification or defense costs from other insurers under “other insurance” clauses or under the equitable doctrine of contribution.

[4] The third issue is whether the Superior Court was correct in determining that the insurance coverage provided by PMA prior to November 13, 1973 had a valid exclusion pertaining to asbestos-related disease claims. J.H. France argues that the exclusion set forth in the policies is ambiguous and therefore invalid. PMA argues that the exclusion was bargained for, is perfectly clear, is binding, and that J.H. France was therefore uninsured against asbestosis claims prior to November 13, 1973.

The policy, in endorsement number one, states:

EXCLUSION (Completed Operations Hazard and Products Hazard)

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It is agreed that such insurance as is afforded by the Bodily Injury Liability Coverage and the Property Damage Liability Coverage does not apply to bodily injury or property damage included within the Completed Operations Hazard or the Products Hazard.

“Products hazard” is defined as follows:

“products hazard” includes bodily injury and property damage arising out of the named insured’s products or *43 reliance upon a representation or warranty made at any time with respect thereto, but only if the bodily injury or property damage occurs away from premises owned by or rented to the named insured and after physical possession of such products has been relinquished to others.

The claims at issue in the litigation underlying this case are squarely within the risk designated as “products hazard.” We see no ambiguity in the exclusion of insurance against “products hazard,” and thus cannot accept J.H. France’s invitation to construe a nonexistent ambiguity against the insurer.

Moreover, all of the annual policies issued prior to November 13, 1973 declare that the insurance “is only with respect to such of the following coverages as are indicated by specific premium charge or charges.” The schedule of coverage includes several categories, including “products.” In the description of the hazard insured under products, the entry “see exclusion endorsement attached” appears, and the space for the premium charge is blank. On November 13, 1973, an endorsement was added to the policy then in effect which described the product hazard insured against as “brick manufacturing” and indicates the amount of the premium charged for the products hazard coverage. It is clear that PMA did not begin insuring J.H. France against claims based on asbestos-related disease until November 13, 1973, **510 when the products hazard exclusion was removed by endorsement and a premium was first charged for products hazard coverage.

[5] The fourth issue is how to allocate the insurers’ duty to defend when liability under more than one policy is triggered with regard to a claim based on asbestos-related disease. The obligation to defend is based on the policies which state that “the company shall have the right and duty to defend any suit against the insured seeking damages on account of such bodily injury … [until] the applicable limit of the company’s liability has been exhausted by payment of judgments or settlements.” It is well established that the duty to defend and to pay the costs of defense is broader than the duty to indemnify. *44 Erie Insurance Exchange v. Transamerica Insurance Co., 516 Pa. 574, 533 A.2d 1363 (1987).

[6] The defense of a claim is a right, as well as a duty, falling upon the insurer. In order to effectuate that right, we hold that the selection of the insurer or insurers to undertake a defense is to be made by the insurers. In the event that the insurers are unable to agree as to the conduct of the defense, then J.H. France shall be entitled to select an insurer.

[7] The last issue is whether the trial court and the Superior Court erred in denying J.H. France’s claim for attorneys fees and expenses based on alleged bad faith manifested by the insurance companies in refusing to defend the asbestosis cases. Like the courts below, we cannot impute to the insurers any bad faith in contesting their obligations to defend and indemnify the asbestos-related claims represented by Temple when excessive pluralism and disparity exists in the decisions of the many courts which have entertained similar litigation. There are a variety of approaches and possible conclusions to the several issues raised in this case, any of which seems reasonable from some point of view. Most of the different approaches, points of view, and conclusions are represented among the many parties in this case and the two courts below, as well as in the decisions of courts in many other jurisdictions. We do not regard the issues presented in this case as simple ones, nor are the principles underlying our decision obvious. It would be harsh indeed to attribute bad faith to parties which relied on the reasoning and approaches that other courts have found convincing, when there had been no definitive precedent in this jurisdiction. Therefore, J.H. France is not entitled to attorneys fees or costs in this case.

The order of the Superior Court is reversed insofar as it is inconsistent with this opinion. Reversed in part and affirmed in part.

ORDER

AND NOW, this 27th day of May, 1993, it is hereby ordered that the Petitions to Strike Statement of Issues, filed by *45 appellant, are hereby denied; it is further ordered that the Application to Add or Substitute as an Appellee the Pennsylvania Insurance Guaranty Association, filed by appellant, is hereby denied.

LARSEN, J., did not participate in the consideration or decision of this case.

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McDERMOTT, J., did not participate in the decision of this case.

Pa., 1993.

J.H. France Refractories Co. v. Allstate Ins. Co.

534 Pa. 29, 626 A.2d 502, 61 USLW 2796

END OF DOCUMENT

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